News

FOR IMMEDIATE RELEASE
BMO Financial Group Announces Restructuring Charge as it Strengthens its Focus on Growth and Enhanced Customer Service
Improving processes and streamlining support functions will contribute to BMO’s ability to reinvest in growth and customer service initiatives
TORONTO, January 31, 2007 — BMO Financial Group (NYSE: BMO, TSX: BMO) today announced a restructuring charge of $135 million ($88 million after tax) that it will record in its first quarter earnings when they are released on March 1, 2007.
The charge reflects BMO’s previously-stated intention to enhance customer service and focus on:
•	directing spending and resources on front-line sales and service improvements;

•	creating more efficient processes and systems across the company;

•	continuing and accelerating the pace of the company’s growth.
The restructuring efforts announced today are the results of a comprehensive review of the efficiency and effectiveness of all support functions, business groups and processes that support sales and service.
The charge relates to the elimination of approximately 1,000 jobs in primarily non-customer-facing areas of the company across all support functions and business groups. Of the charge, $117 million relates to severance-related costs and $18 million relates to non-employee-related costs.
The company noted that the benefits of the cost savings from this initiative are important to achieving the 2007 financial targets provided in its 2006 fourth quarter earnings release.
“BMO’s biggest competitive advantage is our people so it is always tough to take decisions that result in job eliminations,” said Tony Comper, BMO Financial Group’s President and Chief Executive Officer. “However, we owe it to our customers, our employees and our shareholders to have lean, efficient support functions, simplified processes, fewer layers and to eliminate duplication across our enterprise.”
BMO expects to continue implementing these initiatives throughout 2007 and beyond, with the majority of job reductions occurring in fiscal 2007.

Bill Downe, Chief Operating Officer, BMO Financial Group, commented, “When fully implemented, these changes will help our employees to deliver improved service to our customers and will provide us with a competitive and sustainable cost base. The savings will fund future growth and our front-line operations. In the past year, we have made investments in customer service, increased the number of sales professionals and pursued a lean, proactive center to support the company. These efforts will deliver improved benefits for our customers, and make it simpler for employees to deliver exceptional service and win business for our company.”
He added: “Consistent with our normal practices, job reductions will be handled equitably and fairly, and we will move quickly and decisively to achieve our goals.”
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $320 billion as at October 31, 2006, and 35,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal and through its wealth management firms BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of these presentations not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic conditions in the countries in which we operate; currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital markets activity; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of our 2006 Annual Report concerning the effect certain key factors could have on actual results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the organization or on its behalf.
Assumptions about the performance of the Canadian and U.S. economies in 2007 and how that will affect our businesses are material factors we consider when setting our strategic priorities and objectives, and in determining our financial targets, including provision for credit losses. Key assumptions include that the Canadian and U.S. economies will expand at a moderate pace in 2007 and that inflation will remain low. We also have assumed that interest rates in 2007 will remain little changed in Canada but decline in the United States and that the Canadian dollar will hold its recent gains in value relative to the U.S. dollar. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

Media Relations Contacts:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
Amy Yuhn, Chicago, amy.yuhn@harrisbank.com, 312-461-2478
Investor Relations Contacts:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, 416-867-5452
Krista White, Toronto, krista.white@bmo.com, 416-867-7019
Internet: www.bmo.com